UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file no.: 333-93785

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Donegal Mutual Insurance Company 401(k) Plan

1195 River Road

Marietta, Pennsylvania 17547

B.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Donegal Group Inc.

1195 River Road

Marietta, Pennsylvania 17547

DONEGAL MUTUAL INSURANCE

COMPANY 401(k) PLAN

FINANCIAL STATEMENTS WITH

SUPPLEMENTAL SCHEDULE

YEARS ENDED DECEMBER 31, 2012 AND 2011

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants

Donegal Mutual Insurance Company 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Donegal Mutual Insurance Company 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ParenteBeard LLC

Lancaster, Pennsylvania

June 19, 2013

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2012 AND 2011

	2012	2011
Assets

Investments, at fair value:
Interest-bearing cash	$6,162,258	$6,138,756
Common/collective trust funds	5,617,959	4,498,167
Registered investment companies	43,926,697	32,852,659
Employer securities	5,374,050	4,849,581

	61,080,964	48,339,163

Receivables:
Employer’s contributions	—	52,458
Participants’ contributions	—	82,926

	—	135,384

Net Assets Available for Benefits	$61,080,964	$48,474,547

The accompanying notes are an integral

part of these financial statements.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Investment Income (Loss):
Interest	$1,727	$646
Dividends	1,526,597	1,090,550
Net appreciation (depreciation) in fair value of investments	4,381,269	(1,498,140)

	5,909,593	(406,944)

Contributions:
Employer	1,714,829	1,463,588
Participants	2,841,567	2,420,814
Rollover	229,373	264,028

	4,785,769	4,148,430

	10,695,362	3,741,486

Benefits Paid to Participants	(3,742,340)	(2,294,689)

Net Increase Prior to Plan Transfer	6,953,022	1,446,797
Transfers to the Plan	5,653,395	—

Net Increase	12,606,417	1,446,797
Net Assets Available for Benefits - Beginning of Year	48,474,547	47,027,750

End of Year	$61,080,964	$48,474,547

The accompanying notes are an integral

part of these financial statements.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following description of the Donegal Mutual Insurance Company 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan, which became effective January 1, 1998. All employees of the Company are eligible to participate as of the first day of the month after the month in which their employment with the Company commences. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company and Plan have evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

Plan Transfer

On March 22, 2012, the Company’s board of directors and The Michigan Insurance Company’s board of directors approved the merger of The Michigan Insurance Company 401(k) plan into the Plan effective July 1, 2012. On July 1, 2012, The Michigan Insurance Company 401(k) Plan was merged into the Plan. The amount transferred to the Plan amounted to $5,653,395 which consisted of $570,800 of common/collective trust investments and $5,082,595 of registered investment company investments.

Contributions

Participants may contribute between 1% and 100% of their annual compensation up to the maximum limit established by the Internal Revenue Code (IRC). Contributions made to each participant’s account will be invested, based on the individual’s direction, in various investment options. The Company will contribute, on behalf of each participant, a sum equal to 100% of the first 3% of participant deferrals and 50% of the next 6%. Participants may also contribute qualified rollovers.

Newly hired employees are automatically enrolled into the Plan at 3% of eligible compensation. Employee deferrals will automatically be increased by 1% at the

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN (Cont’d)

beginning of each successive year until the deferred percentage reaches 6%. Employees not selecting an investment option for their deferrals have their contributions invested in the Putnam Asset Allocation – Conservative Portfolio fund. Employees have the option to opt out of participation or change their elective deferral at any time following their eligibility date.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of the following in accordance with Plan provisions: (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

The Plan does not currently allow participant loans.

Vesting

Participants are immediately vested in their salary deferral and rollover contributions, as well as all amounts that transferred into the Plan during the 2000 year from certain predecessor Company-sponsored defined contribution plans and earnings theron. Vesting of Company contributions and earnings thereon is based on years of service. A participant is 100% vested after 2 years of credited service.

Payment of Benefits

The normal retirement date is the first of the month following attainment of age 65. Early retirement is possible at age 55. Benefits are paid in the form of a lump-sum distribution. Upon termination of service for other reasons, participants will receive a lump-sum distribution if the total of their vested balance does not exceed $1,000. If the vested balance exceeds $1,000, but is less than $5,000, the participant may elect to receive a lump-sum distribution, however, if no election is made, the Plan Committee will pay the distribution in a direct rollover to an individual retirement account designated by the Plan Committee. If the vested balance exceeds $5,000, the assets will generally be held in the Plan until the participant’s normal or early retirement date. However, participants are entitled to receive the entire balance in their employee account

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN (Cont’d)

and employer account (if vested) as a lump-sum distribution, as soon as administratively possible. There is a provision available to allow hardship withdrawals of benefits prior to termination of employment as defined in the Plan and in compliance with the IRC.

Forfeitures

Forfeitures arising from distributions to participants who are less than 100% vested will be used to restore any accounts of participants reemployed during the Plan year or to reduce Company contributions per guidelines established by the Plan. Forfeitures used to reduce Company contributions totaled $19,279 in 2012 and $23,491 in 2011. As of December 31, 2012 and 2011, there were $31,684 and $19,279 of unallocated forfeitures, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as those held during the year.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

Payment of Benefits

Benefits are recorded when paid.

Administration of Plan Assets

The Plan’s assets are administered under a contract with Mercer Investments (Mercer), the custodian and trustee of the Plan since June 1, 2011. Mercer invests funds received from contributions, investment sales, interest, and dividend income and makes distribution payments to participants. Certain administrative expenses of maintaining the Plan are paid by the Company. Prior to June 1, 2011, the Plan assets were administered by Putnam Investments.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

3.	FAIR VALUE MEASUREMENTS

The Plan accounts for financial assets and liabilities using a framework that establishes a hierarchy that ranks the quality of inputs, or assumptions, used in the determination of fair value, and the Plan classifies financial assets and liabilities carried at fair value in one of the following three categories:

Level 1 – quoted prices in active markets for identical assets and liabilities;

Level 2 – directly or indirectly observable inputs other than Level 1 quoted prices; and

Level 3 – unobservable inputs not corroborated by market data.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no significant changes in the methodologies used during the years ended December 31, 2012 or 2011.

For investments that have quoted market prices in active markets, the Plan uses the quoted market price as fair value and includes these investments in Level 1 of the fair value hierarchy. The Plan classifies employer securities, registered investment companies and interest-bearing cash as Level 1. When quoted market prices in active markets are not available, the Plan bases fair values on underlying market values for the common/collective trust funds provided by the Plan trustee. Further information concerning the common/collective trust funds may be obtained from their separate audited financial statements. The Plan classifies common/collective trust funds as Level 2. The Plan had no investments classified as Level 3 during the years ended December 31, 2012 and 2011.

The Plan invests in three common/collective trust funds, the Putnam Bond Index Fund, the Wells Fargo Stable Value Fund and the Putnam S&P 500 Index Fund. The common/collective trust funds are valued based upon the units of the collective trust fund held by the Plan at year end times the respective unit value. The unit value of the common/collective trust funds are based upon significant observable inputs, although is not based upon quoted market prices in an active market. The Putnam Bond Index Fund’s investment objective is to achieve a return, before the assessment of fees, that closely approximates the return of the Barclay’s Aggregate Bond index, a common measure of U.S. investment-grade bond market performance. To achieve its investment objective, the Putnam Bond Index Fund invests a significant portion of its assets in securitized debt instruments, including mortgage-backed and asset backed investments. The Wells Fargo Stable Value Fund’s investment objective is to seek safety of principal and consistency of returns while attempting to maintain minimal volatility. To achieve its investment

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

3.	FAIR VALUE MEASUREMENTS (Cont’d)

objective, the Wells Fargo Stable Value Fund is primarily comprised of investment contracts including Guaranteed Investment Contracts (GICs), Separate Account GICs, and Security Backed Investment Contracts. GICs are issued by insurance companies which guarantee the return of principal and a stated rate of interest. The unit value is reported at contract value given the adjustment to fair value is not material. The Putnam S&P 500 Index Fund’s investment objective is to achieve a return, before the assessment of fees, that closely approximates the return of the Standard & Poor’s 500 Composite Stock Price Index, a common measure of U.S. market performance. To achieve its investment objective, the Putnam S&P 500 Index Fund invests primarily in the securities that constitute the Standard & Poor’s 500 Composite Stock Price Index either directly or through the purchase of shared or collective investment trusts having investment objectives similar to that of the Putnam S&P 500 Index Fund. For liquidity and hedging purposes, the Putnam S&P 500 Index Fund may invest in high-quality, money market instruments and in money market funds that invest exclusively in high-quality money market instruments. The Putnam S&P 500 Index Fund also uses stock index futures contracts in order to manage transaction costs and minimize tracking errors between the Putnam S&P 500 Index Fund and the Standard & Poor’s 500 Composite Stock Price Index.

The underlying investments of the common/collective trust funds consist primarily of Level 1 and Level 2 inputs. Level 1 inputs consist of valuations based on quoted prices for identical securities in active markets. Level 2 inputs consist of inputs either directly or indirectly observable for substantially the full term of the asset through corroboration with observable market data. The Plan’s investments in the common/collective trust funds are not subject to any withdrawal restrictions and distributions may be taken at any time. The Plan has no unfunded commitments relating to the common/collective trust funds at December 31, 2012 and 2011.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

3.	FAIR VALUE MEASUREMENTS (Cont’d)

The Plan evaluates assets and liabilities (if any) on a recurring basis to determine the appropriate level at which to classify them for each reporting period. The following table presents the fair value measurements for the Plan’s investments by level, within the fair value hierarchy as of December 31:

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	2012
Interest-bearing Cash	$6,162,258	$6,162,258	$—	$—
Registered Investment Companies:
Fixed Income Funds	9,661,353	9,661,353	—	—
Growth Funds	7,011,040	7,011,040	—	—
Balanced Funds	23,919,827	23,919,827	—
International Funds	3,334,477	3,334,477	—
Employer Securities	5,374,050	5,374,050	—	—
Common/Collective Trust Funds	5,617,959	—	5,617,959	—

Total	$61,080,964	$55,463,005	$5,617,959	$—

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

3.	FAIR VALUE MEASUREMENTS (Cont’d)

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	2011
Interest-bearing Cash	$6,138,756	$6,138,756	$—	$—
Registered Investment Companies:
Fixed Income Funds	7,811,038	7,811,038	—	—
Growth Funds	4,959,767	4,959,767	—	—
Balanced Funds	17,677,510	17,677,510	—
International Funds	2,404,344	2,404,344	—
Employer Securities	4,849,581	4,849,581	—	—
Common/Collective Trust Funds	4,498,167	—	4,498,167	—

Total	$48,339,163	$43,840,996	$4,498,167	$—

4.	INVESTMENTS

The following table presents the fair values of investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2012		2011
Interest-bearing cash:
Putnam Money Market Fund	$6,162,258		$6,138,756
Common/collective trust:
Putnam S&P 500 Index Fund	3,882,871		3,177,302
Registered investment companies:
PIMCO Total Return Fund	5,217,419		3,902,853
Putnam Dynamic Asset Allocation Growth Fund	3,674,133		2,533,280
Putnam Dynamic Asset Allocation Balanced Fund	5,399,476		3,967,879
Putnam International Equity Fund	3,334,477		2,404,344	*
Putnam Equity Income Fund	3,734,289		3,195,425
Neuberger & Berman Genesis Trust	2,907,108	*	2,559,773
Employer securities:
Donegal Group Inc. Class A common stock	4,403,769		3,963,980

*	Investment did not represent 5% or more of the Plan’s net assets available for benefits, rather this investment is shown for comparative purposes.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	INVESTMENTS (Cont’d)

During 2012 and 2011, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	2012	2011
At fair value as determined by quoted market prices:
Registered investment companies	$3,783,694	$(1,573,897)
Employer securities	41,917	(85,618)
Otherwise determined:
Common/collective trust funds	555,658	161,375

	$4,381,269	(1,498,140)

5.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 28, 2009 that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Company believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

6.	RELATED PARTY AND PARTY-IN-INTEREST

Donegal Group Inc. is a regional insurance holding company that was formed by the Company in 1986. The Plan held 313,659 shares of Class A and 53,905 shares of Class B Donegal Group Inc. common stock with fair values of $4,403,769 and $970,281, respectively, as of December 31, 2012. The Plan held 279,942 shares of Class A and 53,905 shares of Class B Donegal Group Inc. common stock with fair values of $3,963,980 and $885,601, respectively, as of December 31, 2011. The net realized/unrealized appreciation (depreciation) in fair value of Donegal Group Inc.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

6.	RELATED PARTY AND PARTY-IN-INTEREST (Cont’d)

common stock (including Class A and Class B) during 2012 and 2011 was $41,917 and ($85,618), respectively. Dividends received from Donegal Group Inc. in 2012 and 2011 were $168,274 and $135,802, respectively. During 2012, the Plan purchased (excluding reinvested dividends) 34,368 shares of Donegal Group Inc. common stock at an aggregate cost of $486,326 and sold 12,313 shares of Donegal Group Inc. common stock for total proceeds of $172,042. During 2011, the Plan purchased (excluding reinvested dividends) 49,977 shares of Donegal Group Inc. common stock at an aggregate cost of $660,070 and sold 12,179 shares of Donegal Group Inc. common stock for total proceeds of $170,171. As of December 31, 2012 and 2011, the Class A shares of Donegal Group Inc. common stock represent more than 5% of net assets available for benefits.

7.	ADMINISTRATIVE EXPENSES

Certain administrative functions are performed by officers or employees of the Plan’s sponsor. No such officer or employee receives compensation from the Plan. Certain administrative expenses of maintaining the Plan were paid by the Company in 2012 and 2011.

8.	PLAN TERMINATION

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

SUPPLEMENTAL SCHEDULE

Schedule H - Financial Information (Form 5500)

Part IV - Line 4i - Schedule of Assets (Held at End of Year)

Name of Plan Sponsor: Donegal Mutual Insurance Company

Name of Plan: Donegal Mutual Insurance Company 401(k) Plan

Employer Identification Number: 23-1336198

Three-digit Plan Number: 003

December 31, 2012

	(b)	(c)		(d)	(e)
(a)	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value		Cost	Current Value
	Putnam Money Market Fund	6,162,258	Shares of Money Market Fund	**	$6,162,258

	Total interest-bearing cash				6,162,258

	Putnam Bond Index Fund	61,781	Common/Collective Trust Units	**	1,309,762
	Wells Fargo Stable Value Fund M Shares	9,019	Common/Collective Trust Units	**	425,326
	Putnam S&P 500 Index Fund	91,902	Common/Collective Trust Units	**	3,882,871

	Total common/collective trust funds				5,617,959

	Oakmark Equity & Income Fund	90,504	Registered Investment Companies	**	2,579,362
	MSIF Small Company Growth Fund	134,489	Registered Investment Companies	**	1,765,843
	PIMCO Total Return Fund	464,183	Registered Investment Companies	**	5,217,419
	The Janus Fund	80,594	Registered Investment Companies	**	2,574,969
	American Funds New Perspective Fund R4 Class	21,929	Registered Investment Companies	**	678,481
	Davis New York Venture Fund	61,903	Registered Investment Companies	**	2,152,987
	American Funds Growth Fund of America	46,032	Registered Investment Companies	**	1,571,064
	Putnam Dynamic Asset Allocation Growth Fund	270,954	Registered Investment Companies	**	3,674,133
	Putnam Dynamic Asset Allocation Balanced Fund	450,708	Registered Investment Companies	**	5,399,476
	Putnam Dynamic Asset Allocation Conservative Fund	285,689	Registered Investment Companies	**	2,842,607
	Putnam International Equity Fund	173,310	Registered Investment Companies	**	3,334,477
	Putnam Equity Income Fund	219,793	Registered Investment Companies	**	3,734,289
	Lord Abbett Small Cap Blend Fund A Class	80,525	Registered Investment Companies	**	1,341,552
	Putnam Diversified Income Trust	65,006	Registered Investment Companies	**	505,095
	Baron Asset Fund	25,927	Registered Investment Companies	**	1,267,312
	Artisan Mid Cap Value Fund Investor Class	114,503	Registered Investment Companies	**	2,380,523
	Neuberger & Berman Genesis Trust	57,362	Registered Investment Companies	**	2,907,108

	Total registered investment companies				43,926,697

*	Donegal Group Inc.	313,659	Shares of Class A Common Stock	**	4,403,769
*	Donegal Group Inc.	53,905	Shares of Class B Common Stock	**	970,281

	Total employer securities				5,374,050

	Total investments				$61,080,964

*	Party-in-interest
**	Historical cost information is not required to be disclosed for participant-directed investments.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DONEGAL MUTUAL INSURANCE COMPANY 401(k) PLAN

Date: June 19, 2013	By:	/s/ Donald H. Nikolaus
Donald H. Nikolaus, Trustee

	By:	/s/ Jeffrey D. Miller
Jeffrey D. Miller, Trustee

	By:	/s/ Daniel J. Wagner
Daniel J. Wagner, Trustee

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of ParenteBeard LLC (filed herewith)